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THOMAS WARDELL (404) 527-4990		EMAIL ADDRESS twardell@mckennalong.com

July 12, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Tia L. Jenkins

Re:	U.S. China Mining Group, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 21, 2012
SEC Comment Letter, dated June 12, 2012
File No. 000-53843

Ladies and Gentlemen:

On behalf of our client, U.S. China Mining Group, Inc. (the “Company”), we are responding to the letter to the Company dated June 12, 2012 (the “Comment Letter”) from John Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the Company’s responses to the comments of the Commission staff (the “Staff”).  For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Form 10-K for the Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 42

Internal Control Over Financial Reporting, page 42

United States Securities and Exchange Commission

Comment 1.
Please tell us whether there was any change in your internal control over financial reporting (“ICFR”) identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your fourth fiscal quarter that materially affected, or is reasonably likely to materially affect, your ICFR. Please also confirm to us that you will provide such disclosure in future filings, as required by Item 308(c) of Regulation S-K.

Response:

There was no change to the Company’s ICFR during the Company’s fourth fiscal quarter in 2012 that materially affected, or is reasonably likely to materially affect, the Company’s ICFR.  As noted in the Company’s 10-Q for the fiscal quarter ended March 31, 2012, the Company did not begin to institute changes in its ICFR (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended), which changes have materially affected, or are reasonably likely to materially affect, our ICFR, until the fiscal quarter ended March 31, 2012.  We confirm that the disclosure required by Item 308(c) of Regulation S-K will be included in future filings.

Item 15. Exhibits, page 54

Comment 2.
We note your Form 10-K does not include an accountant's consent relative to the Form S-8 filed on April 17, 2009. Please explain to us the basis for this omission. Please also tell us whether any shares were sold with respect to the Form S-8.

Response:

We intend to file on Form 8-K an accountant's consent relative to the Company’s Forms S-8.  To date, there have not been any shares sold with respect to the Form S-8.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Notes to Consolidated Financial Statements, page 4

2.           Summary of Significant Accounting Policies, page 5

Goodwill, page 5

Comment 3.
We note your disclosure that impairment testing is performed at a reporting unit level; that an impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds its fair value with the fair value of the reporting unit determined using discounted cash flow (DCF) analysis; and that management considers historical experience and all available information at the time the fair values of its reporting units are estimated. We further note the reduction in your sales and gross profit in fiscal 2011 and the first quarter of 2012 in comparison to the comparable prior periods; your negative cash flow from operations in fiscal 2011 and the first quarter of 2012; the reduced total production in the first quarter of 2012 from logistics difficulties in Xing An (page 26) and the increased cost per ton in the first quarter of 2012 (page 26). Finally, we note the significant difference between your current market capitalization and your net book value as of March 31, 2012 and that this trend has existed for an extended period of time. Please advise us of the following:

United States Securities and Exchange Commission

a.	Tell us the date that you evaluate goodwill for impairment on an annual basis.

b.
Tell us the significant assumptions and estimates made for your most recent evaluation that resulted in your conclusion that no goodwill impairment existed, and tell us the percentage by which the fair value exceeded the carrying value as of the most recent step-one test.

c.
Explain to us the reason(s) for the significant difference between your fair value estimates and your market capitalization, and tell us how this was considered for purposes of your impairment testing.

d.
Tell us whether you determined that there were any events or changes in circumstances in the first quarter of 2012 that indicated the carrying amount of your long-lived assets may not be recoverable and, if not, explain to us the basis for your conclusion including your consideration of the factors listed above.

Response:

a.	We evaluated goodwill for impairment on an annual basis in February 2012 for the year ended December 31, 2011.

b.
The FASB issued Accounting Standards Update (“ASU”) No. 2011-08, Testing Goodwill for Impairment (the revised standard) on September 15, 2011. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing both public and nonpublic entities with the option of performing a "qualitative" assessment (“Step 0 analysis”) to determine whether further impairment testing is necessary.  The Company has chosen to do a qualitative analysis in accordance with ASU No. 2011-8 for the year ended December 31, 2011. Based on our analysis, the Company has concluded that its goodwill was not impaired and that further impairment testing was not necessary.  Importantly, our Tong Gong reporting unit is our only reporting unit with goodwill.  This goodwill resulted from the reverse acquisition of the Company by Heilongjiang Xing An Mining Development Group Co., Ltd. and certain related parties in 2008.   At the time, our only operating subsidiary was Heilongjiang Tong Gong Kuang Ye You Xian Gong Si (“Tong Gong”) and, as a result, Tong Gong was considered as the reporting unit for purposes of determining  the goodwill.  Accordingly, our determinations and calculations regarding any potential impairment to goodwill are limited to our Tong Gong reporting unit.  The significant assumptions and estimates made for our most recent evaluation that resulted in this conclusion under our Step 0 analysis are as follows:

United States Securities and Exchange Commission

Financial Projection

We project $37.36 million total cash inflows for our Tong Gong operations over the next five years together with production and sales volumes similar to those from 2011 and consistent profit margins and net income ratios over that same period.  Further, we project $8.07 million of cash flows for Tong Gong operations per year thereafter using a 15% discount rate, resulting in $53.80 million in total cash inflows over that subsequent period. The present value of total discounted future cash flows is $48.0 million using a discount rate of 15%, and was considered as the fair value of the Tong Gong reporting unit as of December 31, 2011, which exceeded the Tong Gong reporting unit’s carrying value of $46.9 million, including the goodwill, by 2%.  These projections are based on the outlook for China’s coal industry, conditions in Heilongjiang’s local coal market and adjustments to our operations in 2011, each as discussed below.

Estimates and Projections for China’s Coal Industry Generally

In 2010, China produced 3.24 billion tons of coal, up 1.13 billion tons as compared with output in 2005, indicating an annual growth of 10.71%. According to the China Electricity Council, China's coal consumption will reach 4.3 billion tons by 2015, an increase of 970 million tons compared to 2010 and an annual increase of 5.2%. It is forecasted that as the cost of coal and labor increases, the capacity for coal rail transportation restricts and the coal resource tax rises, China may see higher coal prices and shortage in supply during the 12th Five-Year Plan period. In 2011, China consumed 3.7 billion tons of coal, with domestic coal output of 3.52 billion tons and imports of 170 million tons. The use of coal for electricity generation is estimated to increase 10.8% year on year to 1.95 billion tons in 2011. For 2012, China's National Development and Reform Commission (NDRC) declared in January, 2012 that preliminary statistics show that the contract volumes for coal used in power generation reached approximately 1.2 billion tons this year, 44% higher than the target of 834.6 million tons set by the NDRC.  We believe this indicates that the demand from electricity generation from coal will continue to rise in 2012 and thereafter.

United States Securities and Exchange Commission

Heilongjiang’s local coal market

Northeast China's Heilongjiang province produced 98.2 million tons of raw coal in the year of 2011, 1.2% or 1.13 million tons more than that in 2010. And about 88.23 million tons of coal were traded last year, a yearly decrease of 1.2% or 1.1 million tons.  Coal prices basically remained stable in the past year, averaging 790 yuan per ton, indicating a year-on-year increase of 11.2%. Prices of coal for power generation kept flat at about 350 yuan per ton in conformity with the government's requirement.  We have assumed that these production, trading and pricing levels will remain relatively stable over the next few years.

The financial projections used in the impairment analysis were based on data for the first eleven months of 2011, during which the province's coal mining and dressing enterprise above designated size achieved sales revenue of 61.1 billion yuan, up 24.5% compared with the same period of a year ago and pre-tax profit grew 19.1% year-on-year to 10.3 billion yuan.  We anticipate that similar growth will continue over the next few years.

US China Mining’s internal development efforts

Our management made certain adjustments to our operations in 2011.  First of all, we made efforts to improve mining productivity to produce more coal for sales, resulting in an increase in 11% from the previous year to 790,000 tons, which is almost 85% of the licensed output capacity of the mines.  In addition, we reduced sales volumes of brokerage coal during 2011.  Management focused on the bulk marketing model through signing annual contracts with certain local large customers (two or three), with whom we have long-term stable business relationships.  These changes are a result of our assumptions as to the most profitable line of business on a going forward basis.

c.
The market capitalization for the Company was $19.8 million as of December 31, 2011 and the fair value estimate for the Tong Gong reporting unit was $48.0 million.  Because there is no goodwill in the Xing An reporting units, there was no need to develop either an impairment test for goodwill in those units or a fair value estimate, but certainly the combined fair value of the Xing An reporting units and the Tong Gong reporting unit would be even more in excess of the market capitalization as of December 31, 2011.

United States Securities and Exchange Commission

Although it might seem appropriate to consider the disparity between our market capitalization and the carrying value of our assets as indicating a need to consider testing for impairment, we did not regard it as such because the Company’s operating history indicates that despite the elements you note in the prefatory comment (i.e., reduction in sales and gross profit, negative cash flow, reduced total production and increased cost per ton), our operating experience together with our knowledge of the properties as well as the non-repetitive cost elements (such as the improvements to the Xing An properties) and the current limitations on revenue (such as transportation constraints) do not suggest a trend, but rather that the carrying value of our assets properly reflects their values and the amounts that the Company will recover in the course of its operations.  Furthermore, it is our conclusion that the market capitalization itself is heavily influenced by the current negative market sentiment towards Chinese-based U.S.-public companies.

d.
An impairment test for long-lived assets is only performed if there is an indication that impairment might exist. A long-lived asset is tested whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We reviewed all of the events and changes in circumstances to determine if a potential impairment exists – that is, that the carrying amount of the assets may not be recoverable – and we determined that there were no events or changes in circumstances in the first quarter of 2012 that indicated the carrying amount of our long-lived assets may not be recoverable.

We considered the following events and changes in circumstances that might trigger the impairment test:

•	A significant decrease in the market price of a long-lived asset (asset group);

•	A significant adverse change in the extent or manner in which a long lived asset (asset group) is being used or in its physical condition;

•	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator;

•	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group);

•
A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long lived asset (asset group); and

•
A current expectation that, more likely than not (more than a 50 percent change) a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

None of the above events and changes in circumstances indicated that a potential impairment exists other than the fact that we had an operating and cash flow loss for the quarter ended March 31, 2012; however, this was the first quarter in which we ever encountered a net loss and we consider this as a temporary situation due to the following:

United States Securities and Exchange Commission

1.           At March 31, 2012, the Company had a record high 194,558 metric tons of coal in inventory, resulting primarily from the difficulties in logistics in Xing An, such as limited access to railway transportation resulting in the difficulties of shipment during the winter time. The Company does not anticipate difficulty in selling and delivering the coal to our customers in the upcoming quarters.

2.           During the first quarter, the Company had increased supply expenses and machine accessories expenses of $1.4 million, increased payroll of approximately $350,000 and increased welfare expenses and electricity and gas fees. These increases were primarily attributable to higher infrastructure, safety and environment standard requirements and overall inflation in China that caused us increased labor and certain material cost that we used for the mining and processing. The Company anticipates that it will seek to offset some of the increased expenses relating to the new government fees and taxes through increased sales prices and increased sales of its production coal in the future periods.

* * * *

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Douglas Eingurt at (404) 527-4056.

Very truly yours,

/s/ Thomas Wardell

Thomas Wardell

TW:dse

cc:           Hongwen Li
Xinyu Peng